FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 7, 2008

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F ✓  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.  This report contains Tenaris's press release announcing its 2008 First Quarter Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2008

Tenaris, S.A.

By:	/s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Nigel Worsnop
Tenaris
1-888 300 5432
www.tenaris.com

Tenaris Announces 2008 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated condensed interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) and presented in U.S. dollars.

Luxembourg, May 6, 2008. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2008 with comparison to its results for the quarter ended March 31, 2007.

Summary of 2008 First Quarter Results

(Comparison with fourth and first quarters of 2007)

	Q1 2008	Q4 2007		Q1 2007
Net sales (US$ million)	2,626.2	2,628.0	(0%)	2,425.3	8%
Operating income (US$ million)	710.9	756.7	(6%)	757.6	(6%)
Net income (US$ million)	500.0	595.8	(16%)	509.4	(2%)
Shareholders’ net income (US$ million)	473.0	546.5	(13%)	480.3	(2%)
Earnings per ADS (US$)	0.80	0.93	(13%)	0.81	(2%)
Earnings per share (US$)	0.40	0.46	(13%)	0.41	(2%)
EBITDA (US$ million)	845.4	890.9	(5%)	858.1	(1%)
EBITDA margin (% of net sales)	32%	34%		35%

Our earnings per share in the first quarter of 2008 were marginally lower than that recorded in the first quarter of 2007. At the operating level, our results reflect lower shipments of seamless pipe products in the Middle East and Africa region partially offset by higher demand for our welded pipe products in North America and in our Projects segment. Margins in dollars per ton for our seamless and welded pipe products remained stable compared to the fourth quarter of 2007 notwithstanding higher costs. Free cash flow (net cash provided by operations less capital expenditures) totaled US$480.5 million during the quarter, and net debt declined to US$2,501.2 million as of March 31, 2008.

Market Background and Outlook

In the first quarter of 2008, global oil prices continued to rise reflecting steady global demand and concerns about supply. North American gas prices also rose reflecting a tighter market as seasonally adjusted storage levels declined from the high levels of the past two years. Despite the recent increase in North American gas prices, they remain below international prices for LNG and residual fuel oil as US gas production has increased in line with demand.

Oil and gas companies continue to increase their level of spending and drilling activity to offset declining rates of production from mature fields and to explore and develop new reserves. However, the supply-side response to high international oil and gas prices is constrained by limited industry resources, restrictions on the access to the majority of the world’s known reserves and the time needed to develop significant new reserves.

The international count of active drilling rigs, as published by Baker Hughes, averaged 1046 during the first quarter of 2008, an increase of 7% compared to the same quarter of the previous year and 3% higher than the fourth quarter of 2007. The corresponding rig count in USA, which is more sensitive to North American gas prices, was 2% higher in the first quarter of 2008 than the same quarter of the previous year but registered a 1% decline compared to the fourth quarter of 2007. In Canada, however, the corresponding rig count during the first quarter of 2008 was 5% lower than in the first quarter of 2007.

Demand for our OCTG and other pipe products from the oil and gas industry is expected to increase this year, particularly in North America following last year’s destocking by U.S. distributors. However, inventory adjustments will continue to affect some markets and competitive activity is increasing in many areas reflecting higher capacity availability.

Demand for our large diameter pipes for pipeline projects in South America  remains good as we continue to make deliveries to previously contracted gas pipeline infrastructure projects in Brazil and Argentina. Orders for new projects in Brazil and Colombia have been received and we expect to maintain a strong level of sales in this segment in 2008.

Steelmaking raw material costs for our seamless pipe products and steel costs for our welded pipe products have risen steeply in the year to date and are expected to go on rising in the near term. Energy and labor costs are also increasing. Pipe prices, are also rising, though not at the same pace across all markets. We expect that, over time, we will maintain our margins in dollars per ton notwithstanding the increased volatility in costs.

Annual Shareholders Assembly

The annual general shareholders’ meeting of the  Company will take place at 11:00 am on June 4, 2008 in Luxembourg. The notice and agenda for the meeting, the shareholder meeting brochure and proxy statement together with the Company’s 2007 annual report can be downloaded from our website at www.tenaris.com/investors and may be obtained on request by calling 1-800-555-2470 (within the USA) or + 1-267-468-0786 (outside the USA).

Analysis of 2008 First Quarter Results

Sales volume (metric tons)	Q1 2008	Q1 2007	Increase/(Decrease)
Tubes - Seamless	691,000	746,000	(7%)
Tubes – Welded	282,000	252,000	12%
Tubes - Total	973,000	998,000	(3%)
Projects - Welded	132,000	75,000	76%
Total	1,105,000	1,073,000	3%

Tubes	Q1 2008	Q1 2007	Increase/(Decrease)
(Net sales - $ million)
North America	832.6	727.8	14%
South America	238.2	260.5	(9%)
Europe	447.6	418.7	7%
Middle East & Africa	475.7	580.0	(18%)
Far East & Oceania	176.6	157.7	12%
Total net sales ($ million)	2,170.7	2,144.7	1%
Cost of sales (% of sales)	54%	50%
Operating income ($ million)	637.4	722.0	(12%)
Operating income (% of sales)	29%	34%

Net sales of tubular products and services rose 1% to US$2,170.7 million in the first quarter of 2008, compared to US$2,144.7 million in the first quarter of 2007, as an increase in our average selling price for tubular products and services and an increase in sales volume of welded pipe products offset a 7% decline in sales volume of seamless pipe products. Sales rose in North America, where there was a recovery in demand in USA following a period of inventory destocking but demand in Canada continued to be affected by lower drilling activity. Sales in South America declined due primarily to lower sales in Ecuador. Sales in the Middle East and Africa declined as sales of OCTG products were lower throughout the region.

Projects	Q1 2008	Q1 2007	Increase/(Decrease)
Net sales ($ million)	271.7	124.4	118%
Cost of sales (% of sales)	72%	66%
Operating income ($ million)	51.3	26.3	95%
Operating income (% of sales)	19%	21%

Net sales of pipes for pipeline projects rose 118% to US$271.7 million in the first quarter of 2008, compared to US$124.4 million in the first quarter of 2007, reflecting a relatively high level of deliveries to gas and other pipeline projects in Brazil and deliveries to the loops expansion project in Argentina.

Others	Q1 2008	Q1 2007	Increase/(Decrease)
Net sales ($ million)	183.8	156.2	18%
Cost of sales (% of sales)	73%	82%
Operating income ($ million)	22.2	9.3	140%
Operating income (% of sales)	12%	6%

Net sales of other products and services rose 18% to US$183.8 million in the first quarter of 2008, compared to US$156.2 million in the first quarter of 2007, led by higher sales of electric conduit pipes.

Selling, general and administrative expenses, or SG&A, increased as a percentage of net sales to 15.7% in the quarter ended March 31, 2008 compared to 15.4% in the corresponding quarter of 2007 due to an increase in amortization expenses following the incorporation of Hydril. Amortization of customer relationships and other intangibles acquired with Hydril amounted to US$20.3 million in the quarter, or 0.8% of net sales.

Net interest expense rose to US$54.8 million in the first quarter of 2008 compared to a net interest expense of US$35.5 million in the same period of 2007 reflecting an increased net debt position following the Hydril acquisition.

Other financial results contributed a loss of US$14.3 million during the first quarter of 2008, compared to a loss of US$13.0 million during the first quarter of 2007.

Equity in earnings of associated companies generated a gain of US$50.0 million in the first quarter of 2008, compared to a gain of US$25.9 million in the first quarter of 2007. These gains were derived mainly from our equity investment in Ternium (NYSE:TX). In April 2008, the Venezuelan government announced its intention to nationalize Ternium’s subsidiary Sidor, and negotiations regarding the transfer of Termium’s interest in Sidor are currently in progress. The impact of Sidor’s nationalization on Ternium’s earnings, and our share in them, is not determinable at this time.

Income tax charges totalled US$208.6 million in the first quarter of 2008, equivalent to 33% of income from continuing operations before equity in earnings of associated companies and income tax, compared to US$225.5 million, or 32% of income before equity in earnings of associated companies and income tax, in the first quarter of 2007.

Income from discontinued operations amounted to US$16.8 million in the first quarter of 2008. This income corresponds to the Hydril pressure control business, whose sale was completed on April 1, 2008. An after-tax gain of approximately US$400 million will be recorded in the second quarter in respect of this disposal.

Income attributable to minority interest was US$26.9 million in the first quarter of 2008, compared to US$29.1 million in the corresponding quarter of 2007. Although operating and financial results at our Confab subsidiary were higher during the period, they were lower at our NKKTubes subsidiary.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2008 was US$568.9 million, compared to US$688.3 million in the first quarter of 2007. Working capital increased by US$218.7 million during the quarter with the value of inventories rising by US$149.8 million, reflecting rising input costs, and trade receivables increased by $61.0 million.

Capital expenditures amounted to US$88.5 million for the first quarter of 2008, compared to US$119.9 million in the first quarter of 2007.

During the first quarter of 2008, total financial debt decreased by US$303.0 million to US$3,717,2 million at March 31, 2008 from US$4,020.2 million at December 31, 2007, and net financial debt decreased by US$469.0 million to US$2,501.2 million at March 31, 2008. Our net financial debt position decreased further at the beginning of the second quarter following the divestment of the Hydril pressure control business which was completed on April 1, 2008.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

 Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars, unless otherwise stated)	Three-month period ended March 31,
	2008	2007
Continuing operations	(Unaudited)
Net sales	2,626,187	2,425,299
Cost of sales	(1,500,689)	(1,291,498)
Gross profit	1,125,498	1,133,801
Selling, general and administrative expenses	(413,594)	(374,267)
Other operating income (expense), net	(991)	(1,937)
Operating income	710,913	757,597
Interest income	12,269	22,191
Interest expense	(67,092)	(57,727)
Other financial results	(14,302)	(13,043)
Income before equity in earnings of associated companies and income tax	641,788	709,018
Equity in earnings of associated companies	49,994	25,907
Income before income tax	691,782	734,925
Income tax	(208,606)	(225,531)
Income for continuing operations	483,176	509,394

Discontinued operations
Income for discontinued operations	16,787	-

Income for the period	499,963	509,394

Attributable to:
Equity holders of the Company	473,043	480,304
Minority interest	26,920	29,090
	499,963	509,394

Consolidated Condensed Interim Balance Sheet

(all amounts in thousands of U.S. dollars)	At March 31, 2008		At December 31, 2007
	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment, net	3,350,197		3,269,007
Intangible assets, net	4,469,360		4,542,352
Investments in associated companies	562,691		509,354
Other investments	35,138		35,503
Deferred tax assets	313,149		310,590
Receivables	56,917	8,787,452	63,738	8,730,544

Current assets
Inventories	2,748,654		2,598,856
Receivables and prepayments	203,859		222,410
Current tax assets	200,602		242,757
Trade receivables	1,809,803		1,748,833
Other investments	135,448		87,530
Cash and cash equivalents	1,080,555	6,178,921	962,497	5,862,883
Current and non current assets held for sale		650,698		651,160
		6,829,619		6,514,043
Total assets		15,617,071		15,244,587

EQUITY
Capital and reserves attributable to the Company’s equity holders
Share capital	1,180,537		1,180,537
Legal reserves	118,054		118,054
Share premium	609,733		609,733
Currency translation adjustments	345,984		266,049
Other reserves	20,132		18,203
Retained earnings	5,286,744	7,561,184	4,813,701	7,006,277

Minority interest		576,793		523,573
Total equity		8,137,977		7,529,850

LIABILITIES
Non-current liabilities
Borrowings	2,753,441		2,869,466
Deferred tax liabilities	1,224,758		1,233,836
Other liabilities	197,898		185,410
Provisions	96,329		97,912
Trade payables	32	4,272,458	47	4,386,671

Current liabilities
Borrowings	963,773		1,150,779
Current tax liabilities	426,381		341,028
Other liabilities	272,771		252,204
Provisions	28,421		19,342
Customer advances	375,569		449,829
Trade payables	869,846	2,936,761	847,842	3,061,024
Liabilities associated with current and non-current assets held for sale		269,875		267,042
		3,206,636		3,328,066
Total liabilities		7,479,094		7,714,737

Total equity and liabilities		15,617,071		15,244,587

Consolidated Condensed Interim Cash Flow Statement

	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2008	2007
	(Unaudited)

Cash flows from operating activities
Income for the period	499,963	509,394
Adjustments for:
Depreciation and amortization	134,483	100,487
Income tax accruals less payments	107,538	125,377
Equity in earnings of associated companies	(49,994)	(25,907)
Interest accruals less payments, net	54,308	45,429
Changes in provisions	7,496	(7,230)
Changes in working capital	(218,720)	(90,519)

Other, including currency translation adjustment	33,857	31,243
Net cash provided by operating activities	568,931	688,274

Cash flows from investing activities
Capital expenditures	(88,455)	(119,912)
Acquisitions of subsidiaries and minority interest	(1,026)	(1,750)
Decrease in subsidiaries	-	(1,195)
Proceeds from disposal of property, plant and equipment and intangible assets	5,007	2,693
Investments in short terms securities	(47,918)	(5,084)
Other	(3,428)	-
Net cash used in investing activities	(135,820)	(125,248)

Cash flows from financing activities
Dividends paid to minority interest in subsidiaries	-	(3,359)
Proceeds from borrowings	130,387	48,174
Repayments of borrowings	(490,277)	(360,899)
Net cash used in financing activities	(359,890)	(316,084)

Increase in cash and cash equivalents	73,221	246,942
Movement in cash and cash equivalents
At the beginning of the period	954,303	1,365,008
Effect of exchange rate changes	45,461	2,736
Increase in cash and cash equivalents	73,221	246,942
At March 31,	1,072,985	1,614,686

Cash and cash equivalents	At March 31,
	2008	2007
Cash and bank deposits	1,080,555	1,634,812
Bank overdrafts	(7,570)	(20,105)
Restricted bank deposits	-	(21)
	1,072,985	1,614,686